SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from __________ to __________

Commission file number 1-724

    Full title of the plan and the address of the plan, if different from that of the issuer named below: PVH Associates Investment Plan for Hourly Associates and PVH Associates Investment Plan for Salaried Associates
    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 200 Madison Avenue, New York, New York 10016

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLANS

Date: June 27, 2002	By /s/ Pamela N. Hootkin
Pamela N. Hootkin, Member of
Administrative Committee

Financial Statements

Years ended December 31, 2001 and 2000

Contents

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Report of Independent Auditors	F-2
Statements of Net Assets Available for Benefits	F-3
Statements of Changes in Net Assets Available for Benefits	F-4
Notes to Financial Statements	F-5

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates
Report of Independent Auditors	F-12
Statements of Net Assets Available for Benefits	F-13
Statements of Changes in Net Assets Available for Benefits	F-14
Notes to Financial Statements	F-15

[Letterhead of Ernst & Young LLP]

Report of Independent Auditors

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

We have audited the accompanying statements of net assets available for benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

June 14, 2002

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Statements of Net Assets Available for Benefits

	December 31
	2001	2000

Assets
Investments, at fair value (Notes A and E):
Shares of Master Trust:
Equity Fund	$2,336,179	$2,022,996
Bond Fund	678,845	430,767
Balanced Fund	1,328,493	1,304,497
International Fund	334,520	460,002
Spartan Equity Index Fund	809,659	1,251,499
Small Cap Fund	316,321	275,155
Common Stock--Employer Company Fund	2,190,005	2,688,136
Money Market Fund	1,736,517	1,385,907
Participant loans receivable	221,010	164,134
Contribution receivable	33,005	-
Net assets available for benefits	$9,984,554	$9,983,093

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2001	2000

Additions
Contributions:
Employer Company, net of forfeitures	$ 258,808	$ 280,269
Participants	682,266	650,317
	941,074	930,586
Interest and investment income	112,728	341,300
Total additions	1,053,802	1,271,886

Deductions
Payments to participants	592,449	740,796
Administrative expenses	5,289	6,031
Total deductions	597,738	746,827

Net realized and unrealized (depreciation) appreciation of investments	(454,603)	241,890
Net increase	1,461	766,949

Net assets available for benefits at beginning of year	9,983,093	9,216,144
Net assets available for benefits at end of year	$9,984,554	$9,983,093

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Notes to Financial Statements

December 31, 2001

A. Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the "Company") Associates Investment Plan for Hourly Associates (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering hourly production and retail field employees of the Company who have at least one year of service (1,000 hours in a year) and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 15% of pre-tax annual compensation, as defined by the Plan. Through March 31, 1999, the Company contributed 50% of the first 6% of base compensation that a participant contributed to the Plan. Effective April 1, 1999, the Company matched 100% of the first 2% of base compensation that a participant contributed to the Plan plus 25% of the next 4% of base compensation contributed by the participant.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. Through March 31, 1999, 100% of the Company contributions were automatically invested in the common stock of the Company. Effective April 1, 1999, the Company contributions were invested in any fund offered by the Plan as elected by the participant. However, existing balances as of March 31, 1999 must remain in the Employer Company Fund until participants are age 55 or older, at which time they may choose to transfer their investment.

Vesting

Through March 31, 1999, amounts attributable to Company contributions become vested on the participant's 65th birthday or if the participant's employment by the Company terminates by reason of the participant's death or permanent disability or the participant

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Notes to Financial Statements (continued)

A. Description of the Plan (continued)

has completed five years of service with the Company. Effective April 1, 1999, the Company's contribution becomes 25% vested after two years from the participant's date of hire and vests 25% more each year, reaching 100% after five years of service. The vesting provisions not related to years of service remain the same.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into any of eight investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of the first business day of the month of application as published in The Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Forfeitures

Contributions made on behalf of non-vested employees who have terminated are retained by the Plan and are used to reduce the Company's future matching contributions. At December 31, 2001, approximately $5,000 was held by the Plan as forfeitures of non-vested terminated employees.

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump sum amount equal to the value of their vested account.

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Substantially all administrative expenses are paid by the Company.

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market prices or at fair value as determined by the trustee. Purchases and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by the trustee in the AIP Master Trust and are segregated from the assets of the Company. The Plan shares in AIP Master Trust interest and investment income based upon its participants' shares of AIP Master Trust net assets available for plan benefits.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. Transactions with Parties-in-Interest

During the years ended December 31, 2001 and 2000, the AIP Master Trust purchased 103,200 and 218,613 shares, respectively, of the Company's common stock and received $187,304 and $201,404, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 168,533 and 308,224 shares of the Company's common stock during the years ended December 31, 2001 and 2000, respectively.

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Notes to Financial Statements (continued)

D. Changes in the AIP Master Trust Net Assets Held by Fund

The Plan is one of three plans in the AIP Master Trust and represents an approximate 15% interest in the trust at December 31, 2001 and 14% interest in the trust at December 31, 2000. Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 2001 were as follows:

	Phillips-Van Heusen Corporation Common Stock Fund	Money Market Fund	Bond Fund	Balanced Fund	Equity Fund	Current International Fund	Small Cap Fund	Spartan Equity Index Fund	Loan Fund	Total

Net assets at beginning of year	$17,408,929	$ 6,931,550	$2,266,319	$10,055,036	$21,671,208	$4,317,250	$2,364,232	$4,128,418	$1,155,798	$70,298,740
Interest and investment income	211,805	326,000	172,897	521,328	398,155	-	-	54,834	-	1,685,019
Contributions received:
Employer Company, net of forfeitures	904,344	130,593	76,131	158,708	414,788	93,210	180,316	430,467	-	2,388,557
Employees	347,457	576,294	417,928	1,103,647	1,881,342	454,350	509,091	986,114	-	6,276,223
Net realized and unrealized appreciation (depreciation)	(2,480,462)	-	67,698	(628,631)	(2,438,359)	(815,305)	89,859	(590,066)	-	(6,795,266)
Loans to participants, net of repayments	876,751	(73,168)	(18,458)	(91,618)	(103,105)	(18,936)	(11,975)	(7,568)	428,822	980,745
Payments to participants	(1,952,865)	(986,112)	(263,837)	(934,613)	(1,388,626)	(239,222)	(145,340)	(295,294)	(63,404)	(6,269,313)
Administrative expenses	-	(17,517)	-	-	-	(32,813)	(17,774)	-	-	(68,104)
Transfers (to) from other accounts	(1,401,694)	1,496,789	1,146,720	(119,159)	(740,827)	(533,189)	104,654	46,706	-	-
Net assets at end of year	$13,914,265	$8,384,429	$3,865,398	$10,064,698	$19,694,576	$3,225,345	$3,073,063	$4,753,611	$1,521,216	$68,496,601

Plan's beneficial interest at end of year	$ 2,190,005	$1,736,517	$ 678,845	$ 1,328,493	$ 2,336,179	$ 334,520	$ 316,321	$ 809,659	$ 221,010	$ 9,951,549

Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund.

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Notes to Financial Statements (continued)

D. Changes in the AIP Master Trust Net Assets Held by Fund (continued)

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 2000 were as follows:

	Phillips-Van Heusen Corporation Common Stock Fund	Money Market Fund	Bond Fund	Balanced Fund	Equity Fund	Current International Fund	Small Cap Fund	S&P 500 Index Fund	Loan Fund	Total

Net assets at beginning of year	$11,470,437	$ 7,318,089	$2,181,663	$11,050,161	$23,614,787	$4,494,773	$ 590,045	$2,404,387	$1,012,658	$64,137,000
Interest and investment income	241,462	436,127	140,182	824,130	2,041,452	239	48	38,431	7,982	3,730,053
Contributions received:
Employer Company, net of forfeitures	1,001,222	68,837	42,130	141,679	368,032	87,919	134,025	429,225	-	2,273,069
Employees	235,295	405,572	247,585	872,219	1,882,725	475,499	302,956	852,413	-	5,274,264
Net realized and unrealized appreciation (depreciation)	6,171,260	-	61,565	(111,799)	(2,467,571)	(618,802)	28,415	(419,459)	-	2,643,609
Loans to participants, net of repayments	105,167	777	3,385	20,900	9,863	7,515	7,051	(19,082)	153,322	288,898
Payments to participants	(1,433,444)	(1,109,293)	(214,644)	(1,383,482)	(2,695,150)	(725,111)	(105,076)	(281,836)	(17,482)	(7,965,518)
Administrative expenses	(81)	(9,857)	(29)	(1)	(12)	(58,112)	(14,543)	-	-	(82,635)
Transfers (to) from other accounts	(382,389)	(178,702)	(195,518)	(1,358,771)	(1,076,918)	647,330	1,421,311	1,124,339	(682)	-
Net assets at end of year	$17,408,929	$ 6,931,550	$2,266,319	$10,055,036	$21,677,208	$4,311,250	$2,364,232	$4,128,418	$1,155,798	$70,298,740

Plan's beneficial interest at end of year	$ 2,688,136	$1,385,907	$ 430,767	$ 1,304,497	$ 2,022,996	$ 460,002	$ 275,155	$1,251,499	$ 164,134	$ 9,983,093

Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund.

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Notes to Financial Statements (continued)

E. Non-Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31
	2001	2000

Net assets:
Common stock	$2,190,005	$2,688,136

Year ended December 31, 2001

Changes in net assets:
Contributions	$178,432
Earnings and net realized and unrealized depreciation in fair value	(323,375)
Distributions to participants	(278,363)
Transfers to participant directed investments	(199,798)
Loans to participants	124,793
$(498,131)

F. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 27, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter and a new determination letter has been applied for. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Notes to Financial Statements (continued)

G. Differences Between Plan Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31
	2001	2000

Net assets available for plan benefits as reported on the financial statements	$9,984,554	$9,983,093
Less amounts allocated to withdrawn participants at end of the year	(16,424)	(106,008)
Net assets available for plan benefits as reported on the Form 5500	$9,968,130	$9,877,085

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2001

Benefits paid to participants per the financial statements	$ 592,449
Add amounts allocated to withdrawn participants at December 31, 2001	16,424
Less amounts allocated to withdrawn participants at December 31, 2000	(106,008)
Benefits paid to participants per the Form 5500	$ 502,865

Amounts allocated to withdrawn participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

[Letterhead of Ernst & Young LLP]

Report of Independent Auditors

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

We have audited the accompanying statements of net assets available for benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

June 14, 2002

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Statements of Net Assets Available for Benefits

	December 31
	2001	2000

Assets
Investments (Notes A and E):
Shares of Master Trust:
Equity Fund	$17,343,394	$19,607,756
Bond Fund	3,178,505	1,826,923
Balanced Fund	8,725,300	8,706,393
International Fund	2,887,163	3,853,271
Spartan Equity Index Fund	3,941,349	2,875,285
Small Cap Fund	2,755,292	2,088,338
Common stock--Employer Company Fund	11,706,632	14,686,330
Money Market Fund	6,641,017	5,537,081
Participant loans receivable	1,298,702	989,280
Contribution receivable	271,072	-
Net assets available for benefits	$58,748,426	$60,170,657

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2001	2000

Additions
Contributions:
Employer Company, net of forfeitures	$ 2,210,729	$ 1,992,345
Participants	5,817,054	4,622,892
Loan repayments	980,745	288,898
	9,008,528	6,904,135
Interest and investment income	1,569,764	3,381,293
Total additions	10,578,292	10,285,428

Deductions
Payments to participants	5,607,274	7,141,084
Administrative expenses	62,779	76,460
Total deductions	5,670,053	7,217,544

Net realized and unrealized (depreciation) appreciation of investments (Note E)	(6,330,470)	2,396,432
Net (decrease) increase	(1,422,231)	5,464,316

Net assets available for benefits at beginning of year	60,170,657	54,706,341
Net assets available for benefits at end of year	$58,748,426	$60,170,657

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Notes to Financial Statements

December 31, 2001

A. Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the "Company") Associates Investment Plan for Salaried Associates (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering salaried or clerical employees of the Company who have at least one year of service (1,000 hours in a year) and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 15% of pre-tax annual compensation, as defined by the Plan. Through March 31, 1999, the Company contributed 50% of the first 6% of base compensation that a participant contributed to the Plan. Effective April 1, 1999, the Company matched 100% of the first 2% of base compensation that a participant contributed to the Plan plus 25% of the next 4% of base compensation contributed by the participant.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. Through March 31, 1999, 100% of the Company contributions were automatically invested in the common stock of the Company. Effective April 1, 1999, the Company contributions were invested in any fund offered by the Plan as elected by the participant. However, existing balances as of March 31, 1999 must remain in the Employer Company Fund until participants are age 55 or older, at which time they may choose to transfer their investment.

Vesting

Through March 31, 1999, amounts attributable to Company contributions become vested on the participant's 65th birthday or if the participant's employment by the Company terminates by reason of the participant's death or permanent disability or the participant has completed five years of service with the Company. Effective April 1, 1999, the Company's contribution

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Notes to Financial Statements (continued)

A. Description of the Plan (continued)

becomes 25% vested after two years from the participant's date of hire and vests 25% more each year, reaching 100% after five years of service. The vesting provisions not related to years of service remain the same.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into any of eight investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of the first business day of the month of application as published in The Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Forfeitures

Contributions made on behalf of non-vested employees who have terminated are retained by the Plan and are used to reduce the Company's future matching contributions. At December 31, 2001, approximately $50,000 was held by the Plan as forfeitures of non-vested terminated employees.

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump-sum amount equal to the value of their vested account.

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Substantially all administrative expenses are paid by the Company.

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market price or at fair value as determined by the trustee. Purchase and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by the trustee in the AIP Master Trust and are segregated from the assets of the Company. The Plan shares in AIP Master Trust interest and investment income based upon its participants' shares of AIP Master Trust net assets available for benefits.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. Transactions with Parties-in-Interest

During the years ended December 31, 2001 and 2000, the AIP Master Trust purchased 103,200 and 218,613 shares, respectively, of the Company's common stock and received $187,304 and $201,414, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 168,533 and 308,224 shares of the Company's common stock during the years ended December 31, 2001 and 2000, respectively.

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Notes to Financial Statements (continued)

D. Changes in the AIP Master Trust Net Assets Held by Fund

The Plan is one of three plans in the AIP Master Trust and represents an approximate 85% interest in the trust at December 31, 2001 and 2000. Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 2001 were as follows:

	Phillips-Van Heusen Corporation Common Stock Fund	Money Market Fund	Bond Fund	Balanced Fund	Equity Fund	Current International Fund	Small Cap Fund	Spartan Equity Index Fund	Loan Fund	Total

Net assets at beginning of year	$17,408,929	$6,931,550	$2,266,319	$10,055,036	$21,671,208	$4,311,250	$2,364,232	$4,128,418	$1,155,798	$70,298,740
Interest and investment income	211,805	326,000	172,897	521,328	398,155	-	-	54,834	-	1,685,019
Contributions received:
Employer Company, net of forfeitures	904,344	130,593	76,131	158,708	414,788	93,210	180,316	430,467	-	2,388,557
Employees	347,457	576,294	417,928	1,103,647	1,881,342	454,350	509,091	986,114	-	6,276,223
Net realized and unrealized appreciation (depreciation)	(2,480,462)	-	67,698	(628,631)	(2,438,359)	(815,305)	89,859	(590,066)	-	(6,795,266)
Loans to participants, net of repayments	876,751	(73,168)	(18,458)	(91,618)	(103,105)	(18,936)	(11,975)	(7,568)	428,822	980,745
Payments to participants	(1,952,865)	(986,112)	(263,837)	(934,613)	(1,388,626)	(239,222)	(145,340)	(295,294)	(63,404)	(6,269,313)
Administrative expenses	-	(17,517)	-	-	-	(32,813)	(17,774)	-	-	(68,104)
Transfers (to) from other accounts	(1,401,694)	1,496,789	1,146,720	(119,159)	(740,827)	(533,189)	104,654	46,706	-	-
Net assets at end of year	$13,914,265	$8,384,429	$3,865,398	$10,064,698	$19,694,576	$3,225,345	$3,073,063	$4,753,611	$1,521,216	$68,496,601

Plan's beneficial interest at end of year	$11,706,632	$6,641,017	$3,178,505	$ 8,725,300	$17,343,394	$2,887,163	$2,755,292	$3,941,349	$1,298,702	$58,477,354

Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund.

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Notes to Financial Statements (continued)

D. Changes in the AIP Master Trust Net Assets Held by Fund (continued)

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 2000 were as follows:

	Phillips-Van Heusen Corporation Common Stock Fund	Money Market Fund	Bond Fund	Balanced Fund	Equity Fund	Current International Fund	Small Cap Fund	S&P 500 Index Fund	Loan Fund	Total

Net assets at beginning of year	$11,470,437	$ 7,318,089	$2,181,663	$11,050,161	$23,614,787	$4,494,773	$ 590,045	$2,404,387	$1,012,658	$64,137,000
Interest and investment income	241,462	436,127	140,182	824,130	2,041,452	239	48	38,431	7,982	3,730,053
Contributions received:
Employer Company, net of forfeitures	1,001,222	68,837	42,130	141,679	368,032	87,919	134,025	429,225	-	2,273,069
Employees	235,295	405,572	247,585	872,219	1,882,725	475,499	302,956	852,413	-	5,274,264
Net realized and unrealized appreciation (depreciation)	6,171,260	-	61,565	(111,799)	(2,467,571)	(618,802)	28,415	(419,459)	-	2,643,609
Loans to participants, net of repayments	105,167	777	3,385	20,900	9,863	7,515	7,051	(19,082)	(153,322)	288,898
Payments to participants	(1,433,444)	(1,109,293)	(214,644)	(1,383,482)	(2,695,150)	(725,111)	(105,076)	(281,836)	(17,482)	(7,965,518)
Administrative expenses	(81)	(9,857)	(29)	(1)	(12)	(58,112)	(14,543)	-	-	(82,635)
Transfers (to) from other accounts	(382,389)	(178,702)	(195,518)	(1,358,771)	(1,076,918)	647,330	1,421,311	1,124,339	(682)	-
Net assets at end of year	$17,408,929	$ 6,931,550	$2,266,319	$10,055,036	$21,677,208	$4,311,250	$2,364,232	$4,128,418	$1,155,798	$70,298,740

Plan's beneficial interest at end of year	$14,686,330	$ 5,537,081	$1,826,923	$ 8,706,393	$19,607,756	$3,853,271	$2,088,338	$2,875,285	$ 989,280	$60,170,657

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Notes to Financial Statements (continued)

E. Non Participant-Directed Investments

Information about the net assets and the significant components of the change in net assets relating to the non- participant directed investments is as follows:.

	December 31
	2001	2000
Net assets:
Common stock	$11,706,632	$14,686,330

		Year ended December 31, 2001

Changes in net assets:
Contributions		$ 1,067,339
Earnings and net realized and unrealized depreciation in fair value		(1,934,353)
Distributions to participants		(1,665,096)
Transfers to participant directed investments		(1,195,144)
Loans to participants, net of repayments		747,556
		$(2,979,698)

F. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 27, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter and a new determination letter has been applied for. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Notes to Financial Statements (continued)

G. Differences Between Plan Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31
	2001	2000

Net assets available for plan benefits as reported on the financial statements	$58,748,426	$60,170,657
Less amounts allocated to withdrawn participants at end of the year	(1,233,195)	(638,931)
Net assets available for plan benefits as reported on the Form 5500	$57,515,231	$59,531,726

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2001

Benefits paid to participants per the financial statements	$5,607,274
Add amounts allocated to withdrawn participants at December 31, 2001	1,233,195
Less amounts allocated to withdrawn participants at December 31, 2000	(638,931)
Benefits paid to participants per the Form 5500	$6,201,538

Amounts allocated to withdrawn participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

EXHIBIT INDEX

Exhibit No.

1 Consent of Independent Auditors (Associates Investment Plan for

Hourly Associates)

2 Consent of Independent Auditors (Associates Investment Plan for

Salaried Associates)